

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2021

Jean-Michel Ribiéras
Chief Executive Officer
Sylvamo Corporation
6400 Poplar Avenue
Memphis, TN 38197

> **Re: Sylvamo Corporation**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form 10**
> **Submitted July 13, 2021**
> **CIK No. 0001856485**

Dear Mr. Ribiéras:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to the Draft Registration Statement on Form 10

Summary Historical Financial Data, page 29

1. We note your response to prior comment 1; however, it appears to us your presentation of the non-GAAP financial measure, Adjusted EBITDA Conversion, does not fully comply with the requirements of Question 102.10 of the C&DI related to non-GAAP financial measures. In this regard, please address the following:

    • You present charts related to the non-GAAP financial measure on pages 15 and 117 without presenting charts for the most directly comparable GAAP measure with equal or greater prominence; and

- You present the non-GAAP financial measure in the table on page 29 without presenting the most directly comparable GAAP measure with equal or greater prominence.

Combined Financial Statements
General, page F-1

2. As noted in your response letter dated June 15, 2021, please provide updated interim financial statements and related disclosures as required by Rule 3-12 of Regulation S-X in your next amendment.

You may contact Ernest Greene at 202-551-3733 or Anne Mcconnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Eric T. Juergens